UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

Air Industries Group

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00912N205

(CUSIP Number)

DAVID S. RICHMOND

RICHMOND BROTHERS, INC.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

GUY P. LANDER

CARTER LEDYARD & MILBURN LLP

2 WALL STREET, NEW YORK, NY 10005

212-732-3200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,560,014*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,560,014*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.90%**
14	TYPE OF REPORTING PERSON IA, CO

*	Includes 312,000 shares of Common Stock which may be acquired upon exercise of warrants.
**	Based on 32,077,530 outstanding shares of common stock as of July 30, 2021 as reported on the Issuer’s Form 10-Q filed on August 5, 2021

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,333
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,333
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

*	Based on 32,077,530 outstanding shares of common stock as of July 30, 2021 as reported on the Issuer’s Form 10-Q filed on August 5, 2021

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON RBI Private Investment III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 825,059*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 825,059*
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,059*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.55%**
14	TYPE OF REPORTING PERSON OO

*	Includes 280,000 shares of Common Stock which may be acquired upon exercise of warrants.
**	Based on 32,077,530 outstanding shares of common stock as of July 30, 2021 as reported on the Issuer’s Form 10-Q filed on August 5, 2021

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON RBI PI Manager, LLC*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840,392**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 840,392**
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,392**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.60%***
14	TYPE OF REPORTING PERSON OO

*	Includes the shares owned by RBI Private Investment II, LLC and RBI Private Investment III, LLC.
**	Includes 280,000 Shares issuable upon the exercise of warrants.
***	Based on 32,077,530 outstanding shares of common stock as of July 30, 2021 as reported on the Issuer’s Form 10-Q filed on August 5, 2021

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,235
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 83,235
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON EP

*	Based on 32,077,530 outstanding shares of common stock as of July 30, 2021 as reported on the Issuer’s Form 10-Q filed on August 5, 2021

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840,392*
	8	SHARED VOTING POWER 83,235
	9	SOLE DISPOSITIVE POWER 840,392*
	10	SHARED DISPOSITIVE POWER 2,560,014**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,483,641 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.66%****
14	TYPE OF REPORTING PERSON IN

*	Includes 280,000 Shares issuable upon the exercise of warrants.
**	Includes 312,000 Shares issuable upon the exercise of warrants.
***	Includes 592,000 Shares issuable upon the exercise of warrants.
****	Based on 32,077,530 outstanding shares of common stock as of July 30, 2021 as reported on the Issuer’s Form 10-Q filed on August 5, 2021

CUSIP No. 00912N205

1	NAME OF REPORTING PERSON Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,155
	8	SHARED VOTING POWER 83,235
	9	SOLE DISPOSITIVE POWER 9,155
	10	SHARED DISPOSITIVE POWER 2,560,014 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,652,404 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.19% **
14	TYPE OF REPORTING PERSON IN

*	Includes 312,000 Shares issuable upon the exercise of warrants.
**	Based on 32,077,530 outstanding shares of common stock as of July 30, 2021 as reported on the Issuer’s Form 10-Q filed on August 5, 2021

CUSIP No. 00912N205

Item 1. Security and Issuer.

This Amendment No. 4 (this “Amendment No. 4”) to the Statement of Beneficial Ownership on Schedule 13D filed on June 25, 2018 (the “Statement”), as amended by Amendment No. 1 thereto filed on October 9, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed on March 31, 2020 (“Amendment No. 2”) and Amendment No. 3 thereto filed on April 30, 2021 (“Amendment No. 3”) (each such amendment, an “Amendment”), relates to the Common Stock, par value $0.001 of Air Industries Group, a Nevada corporation (the “Issuer”). Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Amendments No. 1 through 3.

This Amendment No. 4 is being filed by the Reporting Persons to report sales in the last 60 days.

The foregoing sales have decreased, in the aggregate, the number of shares of Common Stock (“Shares”) actually held and beneficially owned by the Reporting Persons relative to the number reported in Amendment No. 3 by greater than 1% of the outstanding shares of Common Stock of the Issuer.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, as supplemented by the information that appeared in Item 1 of Amendments No. 1 through 3, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2. Identity and Background

The information set forth in Item 2 of the Statement, as supplemented by the information that appeared in Item 2 of Amendments No. 1 through 3, is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Statement, as supplemented by the information that appeared in Item 3 of Amendments No. 1 through 3, is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement, as supplemented by the information that appeared in Item 4 of Amendments No. 1 through 3, is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 32,077,530 Shares outstanding as of July 30, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021.

A.	Richmond Brothers

(a)	As of the date hereof, 2,560,014 Shares were beneficially owned by the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 2,560,014 Shares beneficially owned by the Separately Managed Accounts.

Percentage: Approximately 7.90%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: : 2,560,014

CUSIP No. 00912N205

B.	RBI PII

(a)	As of the date hereof, RBI PII beneficially owned 15,333 Shares.

Percentage: Less than 1%

(b)	1.	Sole power to vote or direct vote: 15,333

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 15,333

4.	Shared power to dispose or direct the disposition: 0

C.	RBI PIII

(a)	As of the date hereof, RBI PIII beneficially owned 825,059 Shares issuable upon the exercise of warrants.

Percentage: Approximately 2.55%

(b)	1.	Sole power to vote or direct vote: 825,059

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 825,059

4.	Shared power to dispose or direct the disposition: 0

D.	RBI PI Manager, LLC

(a)	As the manager of RBI PII and RBI PIII, RBI Manager may be deemed the beneficial owner of the 840,392 Shares owned by RBI PII and RBI PIII together.

Percentage: Approximately 2.60%

(b)	1.	Sole power to vote or direct vote: 840,392

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 840,392

4.	Shared power to dispose or direct the disposition: 0

E.	Richmond Brothers 401(k) Profit Sharing Plan

(a)	As of the date hereof, the RBI Profit Sharing Plan beneficially owned 83,235 Shares.

Percentage: Less than 1%

(b)	1.	Sole power to vote or direct vote: 83,235

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 83,235

4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 00912N205

F.	Mr. David S. Richmond

(a)	As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may be deemed the beneficial owner of an aggregate amount of 3,483,641 Shares: the (i) 2,560,014 Shares beneficially owned by the Separately Managed Accounts, (ii) 840,392 Shares beneficially owned by RBI PII and PIII, and (iii) 83,235 Shares owned by the RBI Plan.

Percentage: Approximately 10.66%

(b)	1.	Sole power to vote or direct vote: 840,392

2.	Shared power to vote or direct vote: 83,235

3.	Sole power to dispose or direct the disposition: 840,392

4.	Shared power to dispose or direct the disposition: 2,560,014

G.	Mr. Curfman

(a)	As of the date hereof, Mr. Curfman may be deemed the beneficial owner of an aggregate amount of a total of 2,652,404 Shares: he directly beneficially owned 9,155 Shares; and as the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may be deemed the beneficial owner of: (i) 2,560,014 Shares beneficially owned by the Separately Managed Accounts and (ii) 83,235 Shares owned by the RBI Plan.

Percentage: Approximately 8.19%

(b)	1.	Sole power to vote or direct vote: 9,155

2.	Shared power to vote or direct vote: 83,235

3.	Sole power to dispose or direct the disposition: 9,155

4.	Shared power to dispose or direct the disposition: 2,560,014

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c) The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Such transactions were effected in the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement, as supplemented by the information that appeared in Item 6 of Amendments No. 1 through 3, is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D.

CUSIP No. 00912N205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2021

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment III, LLC

By:	RBI PI Manager, LLC Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Action	Price	Quantity	Trade Date
Sell	1.13000	-3131	09/15/2021
Sell	1.22000	-5594	08/30/2021
Sell	1.09170	-5242	09/17/2021
Sell	1.21000	-3933	07/27/2021
Sell	1.22000	-3571	07/27/2021
Sell	1.18040	-10000	08/31/2021
Sell	1.20670	-10000	08/31/2021
Sell	1.18200	-10000	08/31/2021
Sell	1.17730	-10000	08/31/2021
Sell	1.20050	-10000	08/31/2021
Sell	1.18000	-10000	08/31/2021
Sell	1.19730	-10000	08/31/2021
Sell	1.17000	-2506	08/31/2021
Sell	1.26130	-5664	08/04/2021
Sell	1.25000	-7745	08/04/2021
Sell	1.06000	-4386	09/22/2021
Sell	1.21000	-4992	08/19/2021
Sell	1.23030	-7201	08/05/2021
Sell	1.24150	-10000	08/05/2021
Sell	1.10280	-7298	09/17/2021
Sell	1.05000	-1646	09/20/2021
Sell	1.28260	-3226	07/20/2021
Sell	1.10180	-7100	09/17/2021
Sell	1.17000	-2436	08/20/2021
Sell	1.22500	-1910	07/27/2021
Sell	1.30020	-2265	07/22/2021
Sell	1.12370	-8416	09/16/2021
Sell	1.11000	-5601	09/16/2021
Sell	1.29830	-7375	08/11/2021
Sell	1.17000	-9561	08/23/2021
Sell	1.18370	-1921	09/01/2021
Sell	1.05990	-7584	09/22/2021
Sell	1.28320	-6335	07/20/2021
Sell	1.23000	-5324	08/30/2021
Sell	1.10110	-4909	09/17/2021
Sell	1.22210	-10000	08/27/2021
Sell	1.22000	-3603	08/27/2021
Sell	1.25000	-1333	08/27/2021
Sell	1.28500	-3968	07/21/2021
Sell	1.24020	-4000	07/30/2021
Sell	1.25000	-3676	07/30/2021
Sell	1.26320	-4057	07/21/2021
Sell	1.19000	-3494	09/08/2021
Sell	1.31010	-10000	07/07/2021
Sell	1.31500	-1463	07/07/2021
Sell	1.31000	-14174	07/07/2021
Sell	1.30660	-10000	07/07/2021
Sell	1.09000	-2509	09/17/2021
Sell	1.10000	-1116	09/16/2021
Sell	1.09900	-10000	09/16/2021

Action	Price	Quantity	Trade Date
Sell	1.26000	-1791	08/04/2021
Sell	1.26500	-7408	08/04/2021
Sell	1.18220	-2002	09/08/2021
Sell	1.21490	-2850	08/30/2021
Sell	1.30000	-3924	08/11/2021
Sell	1.08000	-2076	09/20/2021
Sell	1.18500	-2149	08/19/2021
Sell	1.19000	-3872	08/19/2021
Sell	1.27000	-1328	07/22/2021
Sell	1.18090	-6683	08/17/2021
Sell	1.21000	-2819	08/19/2021
Sell	1.23050	-1975	08/27/2021
Sell	1.37500	-1021	07/12/2021
Sell	1.37130	-10000	07/12/2021
Sell	1.36160	-10000	07/12/2021
Sell	1.37700	-1945	07/12/2021
Sell	1.25460	-578	07/15/2021
Sell	1.25080	-10000	07/15/2021
Sell	1.20000	-2265	08/18/2021
Sell	1.11000	-5800	09/17/2021
Sell	1.26010	-9408	07/29/2021
Sell	1.26000	-4069	08/05/2021
Sell	1.18020	-4466	09/27/2021
Sell	1.23030	-2192	08/04/2021
Sell	1.17870	-10744	09/08/2021
Sell	1.07000	-6221	09/22/2021
Sell	1.29580	-2568	07/14/2021
Sell	1.10010	-5150	09/16/2021
Sell	1.16010	-1913	08/20/2021
Sell	1.25390	-7603	08/04/2021
Sell	1.13000	-3538	09/15/2021
Sell	1.23900	-6243	08/30/2021
Sell	1.28850	-4114	08/10/2021
Sell	1.08390	-1986	09/17/2021
Sell	1.32080	-4198	07/14/2021
Sell	1.27000	-3164	07/22/2021
Sell	1.27000	-2200	07/29/2021
Sell	1.26000	-10000	07/29/2021
Sell	1.05270	-8756	09/21/2021
Sell	1.37000	-5427	07/13/2021
Sell	1.38000	-9667	07/12/2021